

Mail Stop 7010

June 15, 2006

via U.S. mail and facsimile

Baruh Hayut
Chief Executive Officer
Modern Medical Modalities Corporation
439 Chestnut Street
Union, New Jersey 07083

> **RE:** **Modern Medical Modalities Corporation**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2005**
> **Filed March 31, 2006**
> **Form 10-QSB/A for the Fiscal Year Ended March 31, 2006**
> **Filed May 15, 2006**
> **File No. 0-23416**

Dear Mr. Hayut:

We have reviewed the above referenced filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

EBITDA, page 13

1. With regard to your use of EBITDA as a performance measure, expand your discussion in future filings to address all of the disclosures required by Item 10(e) of Regulation S-K and Question 8 to the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures issued June 13, 2003. Specifically, your disclosure is to include:

   - A reconciliation of EBITDA to net income;
   - the economic substance behind your decision to use such a measure; the material limitations associated with use of the non-GAAP measure as compared to the use of the most directly comparable GAAP measure. In this regard, you must identify each item you eliminate and clarify how the elimination of such items limits the usefulness of this non-GAAP measure as a performance measure. For instance you might expand your disclosures, in part, to address the limitations of EBITDA as a performance measure by providing the following information:
     - It does not include interest expense. Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate revenue. Therefore any measure that excludes interest expense has material limitations;
     - It does not include depreciation and amortization expense. Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate revenue. Therefore any measure that excludes depreciation and amortization expense has material limitations;
     - It does not include taxes. Because the payment of taxes is a necessary element of our operations, any measure that excludes tax expense has material limitations.
   - the manner in which management compensates for these limitations when using the non-GAAP measure; and
   - the substantive reasons why management believes the non-GAAP measure provides useful information to investors.

Item 8A. Controls and Procedures, page 16

Evaluation of Disclosure Controls and Procedures, page 16

2. We note that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures "…are effective to provide reasonable assurance that information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable SEC rules and forms."

This is an incomplete definition of disclosure controls and procedures per Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Please confirm to us and revise in future filings your disclosure to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to your management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Note 5 – Convertible Debt, page F-14

3. In future filings, please include the maturity of the 10% convertible notes.

Note 7 – Long-Term Debt, page F-15

4. In future filings, please state the outstanding amount of each of your debt instruments. Please also tell us with a view toward future disclosure, if appropriate, whether any of these debt instruments have any restrictive covenants.

Note 14 – Related Party Transactions, page F-19

5. We note your disclosure with regards to your issuance of the 9.25% convertible debt to related parties. Specifically, we note that you have stated that the notes are convertible "at the lowest bid price of the Common Stock as reported on the OTC Bulletin Board during the 30 days prior to the date a duly executed Notice of Conversion is delivered to the Company. This disclosure is also made on page 21 of your Form 10-KSB. The disclosures appear to conflict with the disclosures made in Note 5. Please tell us whether the disclosure in Note 5 or Note 14 are correct and confirm that you will correct the incorrect disclosure in future filings.

Note 16 – Litigation, page F-25

6. We note that you did not record a liability associated with the April 2004 lawsuit. We remind you that an accrual for this loss contingency is required under SFAS 5 and is to be determined independently from any potential gain contingency from insurance recoveries you believe is probable. In this regard, please tell us the amount of the loss contingency you believe is probable and estimable separate from any potential gain contingency as of December 31, 2004, December 31, 2005 and March 31, 2006. Please also tell us the amount of reasonably possible

loss in excess of accrual as of December 31, 2005 and March 31, 2006, and confirm to us that you will include such disclosure in future filings.

7. We note that you are a "Defendant Provider in Interest" for actions brought by a number of insurance companies. We further note that the award for a case has not exceeded $7,000. Please tell us the following regarding these claims:

- The amount you have been paid or are required to pay related to these claims for fiscal years 2004 and 2005 and the three-months ended March 31, 2006.
- The amount of your insurance claims that you have relinquished for fiscal years 2004 and 2005 and the three-months ended March 31, 2006.
- The date these actions began.
- The number of total actions by insurance companies submitted as of December 31, 2005 and March 31, 2006.
- The number of actions that have been settled as of December 31, 2005 and March 31, 2006.
- The number of actions that have been dismissed as of December 31, 2005 and March 31, 2006.

Form 10-QSB for the Fiscal Quarter Ended March 31, 2006

Note 3 – Litigation

8. In future filings, please include disclosure for all material contingencies regardless of your disclosure in your Form 10-KSB. Refer to Instruction 2(2)(ii) of Item 310(b) of Regulation S-B for guidance.

* * * *

As appropriate, respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, Tracey Houser at (202) 551-3736, or me at (202) 551-3255 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Nili Shah
Accounting Branch Chief